

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

<u>Via E-Mail</u>
Mr. Alan M. Meckler
Chief Executive Officer
Mediabistro, Inc.
50 Washington Street, Suite 912
Norwalk, Connecticut 06854

      Re: **Mediabistro, Inc.**
              Item 4.01 Form 8-K
              Filed June 12, 2014
              File No. 001-35998

Dear Mr. Meckler:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ James Allegretto

                    James Allegretto
                    Senior Assistant Chief Accountant